

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

March 17, 2010

Mr. Jerry E. Polis
President and Chairman
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

> **Re: ASI Technology Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 22, 2010**
> **File No. 000-06428**

Dear Mr. Polis:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment 1 of our prior letter; however, it remains unclear how you obtained consents from the seven non-affiliated stockholders listed in the table in a manner that did not constitute a solicitation subject to the proxy rules. Please provide us with a more detailed discussion of how you communicated with these stockholders regarding the proposals in a manner that did not constitute a solicitation. Refer to Exchange Act Rule 14a-1(l), which includes, as a solicitation, "communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy," and Rule 14a-1(f), which includes consents or authorization in the definition of the term "proxy."

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Henry E. Lichtenberger
        Sklar Williams LLP (via facsimile)